November 26, 2024

Meeshanthini V. Dogan
Chief Executive Officer
Cardio Diagnostics Holdings, Inc.
311 West Superior Street, Suite 444
Chicago, IL 60654

       Re: Cardio Diagnostics Holdings, Inc.
           Registration Statement on Form S-1
           Filed November 22, 2024
           File No. 333-283419
Dear Meeshanthini V. Dogan:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tamika Sheppard at 202-551-8346 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   P. Rupert Russell